To Whom It May Concern:

In accordance with Rule 461 of the Securities and Exchange Act of 1933, UGODS Inc requests acceleration of the effective date of our amended SB-2. The board of directors of UGODS chooses to waive the 20 day waiting period and be declared effective on June 28th, 2006 at 11:00 a.m., or as soon as practicable thereafter. In doing so, the UGODS board acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this day, June 27th, 2006:                                          /s/ Alex Long

                                                                                 Alex Long, President & Director